Exhibit 99(a)(1)(A)

PACIFICARE HEALTH SYSTEMS, LLC

UNITEDHEALTH GROUP INCORPORATED

REVISED COMBINED

CONVERSION OFFER AND

FUNDAMENTAL CHANGE NOTICE

TO HOLDERS OF

3% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2032

OF

PACIFICARE HEALTH SYSTEMS, INC.

CUSIP Numbers: 695112 AG7 and 695112 AF9

PacifiCare Health Systems, LLC, a Delaware limited liability company (the “Company,” “we,” “us” and “our”) and a wholly owned subsidiary of UnitedHealth Group Incorporated , a Minnesota corporation (“UnitedHealth Group”) is making two combined alternative offers (the “Offers”) to the holders of the Company’s 3% Convertible Subordinated Debentures due 2032 (the “Debentures”), as set forth under the headings “Conversion Offer” and “Fundamental Change Notice,” in each case upon the terms and conditions set forth herein. Debenture holders may accept either alternative of the Offers, or neither alternative, but Debentures tendered into either of the Offers will not be tendered for purposes of the other Offer.

CONVERSION OFFER

The Company is offering (the “Conversion Offer”) to pay holders of Debentures a fee (the “Fee”) in exchange for (i) conversions (the “Conversions”) by such holders of their Debentures in accordance with the terms of the Indenture (as defined below) on or prior to Tuesday, January 31, 2006 (the “Fundamental Change Purchase Date”) and (ii) consents (the “Consents”) of such holders of Debentures to an amendment to the Indenture that would permit the Company to provide the Trustee with reports of UnitedHealth Group filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in lieu of separate reports relating only to the Company. The Fee for each $1,000 principal amount of Debentures tendered by a holder is $66.7617, which represents the sum of (a) the present value of all interest payable on $1,000 principal amount of Debentures from October 18, 2005 to October 18, 2007 plus (b) a pro rata portion of $1 million. In addition to the Fee, upon conversion of their Debentures, holders will receive for each $1,000 principal amount of Debentures converted (i) 52.3809 shares of UnitedHealth Group common stock and (ii) $1,023.8085 in cash (collectively, the “Conversion Amount”). To receive the Fee, holders of Debentures must validly convert their Debentures and provide the corresponding Consents in the manner described below on or before the Fundamental Change Purchase Date. The Conversions and the Consents will not be effective and the Company and UnitedHealth Group will not be obligated to pay the Fee, unless holders of a majority of the outstanding principal amount of Debentures validly execute and deliver Conversions and Consents prior to the Fundamental Change Purchase Date (the “Requisite Consents”) and the other conditions to the Conversion Offer, as set forth herein, are satisfied. The valid Conversions of Debentures pursuant to the Conversion Offer in exchange for the Fee will constitute valid delivery of Consents with respect to such Debentures. Conversions and Consents will not be effective until the Fundamental Change Purchase Date and the satisfaction of the conditions to the Conversion Offer. Holders of Debentures may withdraw and revoke any Conversions and Consents delivered in the Conversion Offer at any time prior to the Fundamental Change Purchase Date.

FUNDAMENTAL CHANGE NOTICE

          NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of November 22, 2002, between PacifiCare Health Systems, Inc., a Delaware corporation (“PacifiCare”), and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of December 20, 2005, by and among PacifiCare, UnitedHealth Group, Point Acquisition LLC, a Delaware limited liability company (“Point”), and the Trustee, and as further supplemented by the Second Supplemental Indenture (the “Second Supplemental Indenture”), dated as of December 30, 2005, by and among the Company, UnitedHealth Group and the Trustee (as heretofore amended or supplemented, the “Indenture”), relating to the Debentures, that each holder of the Debentures has the option (the “Put Option”) to require the Company, as successor by merger to PacifiCare under the Indenture, to purchase each $1,000 principal amount of the Debentures at a purchase price (the “Fundamental Change Purchase Price”) of 100% of the principal amount, together with accrued and unpaid interest to, but excluding, Tuesday, January 31, 2006 (the “Fundamental Change Purchase Date”), subject to the terms and conditions of the Indenture, the Debentures and this notice and related notice materials, all as amended and supplemented from time to time. We previously gave notice of the Put Option pursuant to a Fundamental Change Notice dated December 30, 2005 (the “Original Notice”). We have revised the disclosures contained in the Original Notice, and this Revised Notice supercedes the Original Notice. Please refer to this Revised Notice and the accompanying revised related materials for the currently applicable description and terms of the Offers. All capitalized terms used but not specifically defined in this Fundamental Change Notice shall have the meanings given to such terms in the Indenture.

This Revised Notice is being sent pursuant to the provisions of Section 3.8 of the Indenture and paragraph 7 of the Debentures. Following a Fundamental Change of PacifiCare, each holder has the right to have its Debentures repurchased in accordance with the terms of the Indenture. A Fundamental Change occurred on December 20, 2005 as a result of the consummation of the merger (the “Merger”) of PacifiCare with and into Point. As a result of the Merger, each share of PacifiCare common stock outstanding at the effective time of the Merger was converted into the right to receive 1.1 shares of UnitedHealth Group common stock, par value $0.01 per share, and $21.50 in cash (collectively, the “Merger Consideration”). In connection with the Merger, Point, which was renamed PacifiCare Health Systems, LLC immediately following the consummation of the Merger and now conducts the business of PacifiCare, entered into the First Supplemental Indenture and thereby assumed PacifiCare’s obligations under the Indenture and the Debentures, including the obligation to give this Fundamental Change Notice and to purchase the Debentures pursuant to the Put Option. By virtue of the First Supplemental Indenture, the Company is the subject company with respect to the Put Option. Notice of the execution of and the brief description of the First Supplemental Indenture required by Section 10.16 of the Indenture is hereby provided to you.

As a result of the Merger, your Debentures are currently convertible into cash and UnitedHealth Group common stock pursuant to the terms of the Indenture. If you validly surrender for purchase and do not validly withdraw your Debentures pursuant to the Put Option, you will no longer have conversion rights unless we fail to purchase and pay for such Debentures pursuant to the Put Option.

Based on the closing sale price for UnitedHealth Group common stock on December 29, 2005 of $62.90 per share, the Fundamental Change Purchase Price that the Company is offering to pay you pursuant to the Put Option is less than the value of the cash and UnitedHealth Group common stock that you would receive upon conversion of Debentures pursuant to the Indenture, although the value of UnitedHealth Group common stock received upon conversion will fluctuate with the market price of such common stock. If you exercise the Put Option, you will also forfeit the opportunity to receive the Fee pursuant to the Conversion Offer.

You should review this Revised Notice carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to accept the Conversion Offer or exercise the Put Option. None of the Company, its board of managers, UnitedHealth Group, its board of directors, the Company’s or UnitedHealth Group’s respective employees, or the Trustee are making any representation or recommendation to any holder as to whether or not to surrender that holder’s Debentures.

We have appointed the Trustee as paying agent (the “Paying Agent”), conversion agent (the “Conversion Agent”) and consent agent (the “Consent Agent”) in connection with the Debentures. To accept the Conversion Offer or exercise the Put Option, you must validly surrender the Debentures for conversion in the case of acceptance of the Conversion Offer or for purchase in the case of exercise of the Put Option prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date (Tuesday, January 31, 2006). Debentures surrendered may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date and, unless already accepted by us, at any time after 12:00 midnight, New York City time, on Tuesday, February 28, 2006 (the date which is 40 business days after the date of the Original Notice). The right of holders to surrender Debentures expires at 5:00 p.m., New York City time, on the Fundamental Change Purchase Date.

The Trustee has informed us that, as of the date of the Original Notice, all custodians and beneficial holders of the Debentures hold the Debentures through The Depository Trust Company (“DTC”) accounts and that there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

The Paying, Conversion and Consent Agent is:

U.S. Bank National Association

By Regular, Registered or Certified	For Information:	By Facsimile:
Mail or Overnight Courier: U.S. Bank National Association West Side Flats Operations Center Attention: Specialized Finance 60 Livingston Ave. St. Paul, MN 55107	(651) 495-3512	(651) 495-8158 Attention: Specialized Finance Confirm Receipt of Facsimile Only: (651) 495-3511

Additional copies of this Revised Notice may be obtained from the Paying Agent at its address set forth above.

The date of this Revised Notice is January 5, 2006.

No person has been authorized to give any information or to make any representations other than those contained in the Indenture, the Debentures, this Revised Notice and the related notice materials (collectively, as amended or supplemented from time to time, the “Revised Notice Materials”) and, if given or made, such information or representations must not be relied upon as having been authorized. The Revised Notice Materials do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Revised Notice Materials shall not under any circumstances create any implication that the information contained in the Put Option Materials is current as of any time subsequent to the date of such information.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		5
IMPORTANT INFORMATION CONCERNING THE CONSENT OFFER AND THE PUT OPTION		7
1.	INFORMATION CONCERNING THE COMPANY AND UNITEDHEALTH GROUP	7
	1.1. The Company	7
	1.2. UnitedHealth Group	7
2.	DEFINITIONS	8
3.	INFORMATION CONCERNING THE DEBENTURES	9
	3.1. The Company’s Obligation under the Put Option	9
	3.2. Fundamental Change Purchase Price	9
	3.3. Conversion Rights of the Debentures	10
	3.4. Market for the Debentures and our Common Stock	10
	3.5. Redemption	11
	3.6. Purchase at the Option of a Holder	11
	3.7. Ranking	12
	3.8. Dividends	12
4.	THE CONVERSION OFFER AND CONSENT SOLICITATION	12
5.	PROCEDURES TO BE FOLLOWED BY HOLDERS ELECTING TO SURRENDER DEBENTURES FOR PURCHASE	12
	5.1. Method of Delivery	12
	5.2. Agreement to be Bound	12
	5.3. Delivery of Debentures	14
6.	RIGHT OF WITHDRAWAL	14
7.	PAYMENT FOR SURRENDERED DEBENTURES	14
8.	DEBENTURES ACQUIRED	15
9.	PLANS OR PROPOSALS OF THE COMPANY	15
10.	INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY AND UNITEDHEALTH GROUP IN THE DEBENTURES	15
11.	AGREEMENTS INVOLVING THE COMPANY’S SECURITIES	15
12.	PURCHASES OF DEBENTURES BY THE COMPANY AND ITS AFFILIATES	15
13.	MATERIAL UNITED STATES TAX CONSIDERATIONS	16
14.	ADDITIONAL INFORMATION	19
15.	NO SOLICITATIONS	20
16.	CONFLICTS	20

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Conversion Offer and the Put Option. To understand the Conversion Offer and the Put Option fully and for a more complete description of the terms of the Conversion Offer and the Put Option, we urge you to read carefully the remainder of this Revised Notice because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering the Conversion Offer and Put Option related to the Debentures?

PacifiCare Health Systems, LLC., a Delaware limited liability company and wholly owned subsidiary of UnitedHealth Group is offering the Conversion Offer and the Put Option with respect to the Debentures. The Company is the successor by merger to PacifiCare, the original issuer of the Debentures, as a result of the Merger. (Page 7)

Why are you making the Conversion Offer?

We are making the Conversion Offer in order to retire the debt, simplify UnitedHealth Group’s balance sheet and eliminate the expense associated with the preparation of separate reports for the Company to be delivered to the Trustee as required under the Indenture. The Fee to be paid in connection with the Conversion Offer is intended to provide holders of Debentures with the present value of interest payments on the Debentures through the earliest date on which redemption of the Debentures is permitted under the Indenture plus a premium for accepting the Conversion Offer. The Company intends that it will call for redemption any Debentures remaining outstanding after the Offers as of such earliest redemption date.

Why are you offering the Put Option?

The Indenture, pursuant to which the Debentures were issued, requires us to offer to purchase the Debentures at your option (the “Put Option”) upon the occurrence of a Fundamental Change. This has been a right of holders from the time the Debentures were issued on November 22, 2002. A Fundamental Change occurred on December 20, 2005 when PacifiCare merged with and into Point. (Page 9)

What Debentures are subject to the Conversion Offer?

We are making the Conversion Offer to all holders of outstanding Debentures. As of December 29, 2005, there was approximately $104.6 million aggregate principal amount of Debentures outstanding.

What Debentures are you obligated to purchase pursuant to the Put Option?

We are obligated to purchase all Debentures surrendered by the holders, at their option, and not validly withdrawn. (Page 9)

What is the consideration for the Conversion Offer?

We are offering to pay the Fee for each $1,000 principal amount of Debentures for which valid Conversions and Consents have been delivered and not properly revoked prior to the Fundamental Change Purchase Date and accepted by the Company. The Fee for each $1,000 principal amount of Debentures tendered by a holder is $66.7617, which represents the sum of (a) the present value of all interest payable on $1,000 principal amount of Debentures from October 18, 2005 to October 18, 2007 (the earliest mandatory redemption date for the Debentures permitted by the Indenture) plus (b) a pro rata portion of $1 million.

How much will you pay and what is the form of payment in connection with the Put Option?

Pursuant to the terms of the Indenture and the Debentures, for each $1,000 principal amount of the Debentures, we will pay, in cash, a purchase price equal to 100% of the principal amount, together with accrued and unpaid interest to, but excluding, the Fundamental Change Purchase Date (the “Fundamental Change Purchase Price”), with respect to any and all Debentures validly surrendered for purchase and not validly withdrawn. We estimate that the Fundamental Change Purchase Price will be approximately $1008.50 per $1,000 principal amount of Debentures. The Fundamental Change Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or the value of the Conversion Amount into which the Debentures are convertible. Please note that the Fundamental Change Purchase Price is substantially less than the value which would be received upon conversion of the Debentures. The Put Option and our offer to purchase Debentures pursuant thereto as described in this Revised Notice are based solely on the requirements of the Indenture and the Debentures. In addition, if you exercise the Put Option, you will forfeit the opportunity to receive the Fee pursuant to the Conversion Offer. (Pages 9-10)

What are my conversion rights with respect to my Debentures?

         Pursuant to the terms of the Merger Agreement, each share of PacifiCare common stock outstanding at the effective time of the Merger was converted into the right to receive 1.1 shares of UnitedHealth Group common stock, par value $0.01 per share, and $21.50 in cash (collectively, the “Merger Consideration”). Your Debentures are currently convertible into the Merger Consideration that was received by former PacifiCare stockholders in connection with the Merger. Each $1,000 principal amount of the Debentures may be converted, at your option, into (i) 52.3809 shares of UnitedHealth Group common stock and (ii) $1,023.8085 in cash (collectively, the “Conversion Amount”). If you convert your Debentures, you will receive the Conversion Amount for each $1,000 principal amount of the Debentures converted. Cash will be paid in lieu of fractional shares. The shares of UnitedHealth Group common stock which you will receive upon conversion will not be registered under the Securities Act of 1933, as amended. If you wish to convert your Debentures, you should NOT exercise the Put Option. If you accept the Conversion Offer, you will receive payment of the Fee in addition to the value of the Conversion Amount. (Page 10)

UnitedHealth Group common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “UNH”. On December 29, 2005, the last reported sales price of UnitedHealth Group common stock on the NYSE was $62.90 per share.

How can I determine the market value of the Debentures?

There is no established reporting system or market for trading in the Debentures; however, the Debentures are currently traded over-the-counter or on the PORTAL Market of the NASDAQ Stock Market. To the extent that the Debentures are traded, prices for the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our or UnitedHealth Group’s operating results, the trading price of UnitedHealth Group common stock and the market for similar securities. In addition, prices and trading volumes in the over-the-counter market are not reported and can be difficult to monitor. As described above, the Debentures are currently convertible into the Conversion Amount. We urge you to obtain current market information for the Debentures and UnitedHealth Group common stock, to the extent available, prior to making any decision with respect to the Put Option. (Pages 10-11)

What does the Board of Managers of the Company and the Board of Directors of UnitedHealth Group think of the Conversion Offer or the Put Option?

Neither our board of managers nor the board of directors of UnitedHealth Group has made any recommendation as to whether or not you should surrender your Debentures for purchase pursuant to the Put Option. You must make your own decision whether to surrender your Debentures pursuant to the Conversion Offer or the Put Option and, if so, the amount of Debentures to surrender. Please note that the Fundamental Change Purchase Price is substantially less than the value which would be received upon conversion of the Debentures. The Put Option and our offer to purchase Debentures pursuant thereto as described in this Revised Notice is based solely on the requirements of the Indenture and the Debentures. (Page 10)

When do the Conversion Offer and Put Option expire?

The Conversion Offer and the Put Option expire at 5:00 p.m., New York City time, on Tuesday, January 31, 2006 (the “Fundamental Change Purchase Date”). We will not extend the period you have to accept the Conversion Offer and the Put Option unless required to do so by the United States federal securities laws. (Page 9)

What are the conditions to your purchase of the Debentures?

The Conversion Offer is subject to receipt of the Requisite Consents and that the amendment of the Indenture and conversion of Debentures pursuant to the Conversion Offer be lawful and not enjoined. Our purchase of Debentures validly surrendered for purchase and not validly withdrawn is not subject to any condition other than that the purchase be lawful. (Pages 9, 12)

How do I surrender my Debentures?

To surrender your Debentures pursuant to the Conversion Offer or the Put Option, you must surrender the Debentures through the transmittal procedures of The Depository Trust Company (“DTC”) on or after the date of this Revised Notice, but no later than 5:00 p.m., New York City time, on the Fundamental Change Purchase Date.

•	If your Debentures are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you decide to surrender your Debentures and instruct that nominee to surrender the Debentures on your behalf through the transmittal procedures of DTC.

•	If you are a DTC participant, you should surrender your Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system.

You bear the risk of untimely submission of your Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date.

By surrendering your Debentures through the transmittal procedures of DTC, you agree to be bound by the terms of the Conversion Offer or the Put Option set forth in this Revised Notice. (Pages 12-14)

If I surrender my Debentures, when will I receive payment for them?

Promptly upon expiration of the Conversion Offer and the Put Option, we will accept for payment all Debentures validly surrendered for purchase and not validly withdrawn. We will forward to the Paying Agent, prior to 10:00 a.m., New York City time, on February 1, 2006 the appropriate amount of cash and shares of UnitedHealth Group common stock required to pay the Fee and convert the Debentures, or to pay the Fundamental Change Purchase Price for Debentures, as the case may be, and the Paying Agent will promptly distribute that cash and shares of UnitedHealth Group common stock to DTC, the sole record holder of the Debentures. DTC will thereafter distribute the cash and shares of UnitedHealth Group common stock to its participants in accordance with its procedures. (Page 15)

Until what time can I withdraw previously surrendered Debentures?

You can withdraw Debentures previously surrendered at any time until 5:00 p.m., New York City time, on the Fundamental Change Purchase Date. You may also withdraw previously surrendered Debentures if we have not yet accepted them for payment after 12:00 midnight, New York City time, on Tuesday, February 28, 2006, the expiration of 40 business days from the date of the Original Notice. (Page 14)

How do I withdraw previously surrendered Debentures?

To withdraw previously surrendered Debentures, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Debentures prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date or as otherwise set forth below.

You bear the risk of untimely withdrawal of previously surrendered Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date. (Page 14)

If I want to convert my Debentures, what should I do?

If you want to convert your Debentures, you must (i) cause to be completed the appropriate instruction form for conversion pursuant to DTC’s book-entry conversion program, (ii) cause to be delivered by book-entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Debentures, (iii) furnish appropriate endorsements and transfer documents if required by the Company, the Trustee or the Conversion Agent and (iv) pay the funds, if any, required by Section 10.2 of the Indenture and any transfer or similar taxes, if required pursuant to Section 10.4 of the Indenture. Please direct any questions or requests for assistance in connection with the surrender of Debentures for conversion to the Conversion Agent at the address and telephone and facsimile numbers set forth on the cover of this Revised Notice. (Page 10)

Do I need to do anything if I do not wish to surrender my Debentures?

No. If you do not surrender your Debentures before the expiration of the Conversion Offer and the Put Option, your Debentures will remain outstanding and continue to be subject to the existing terms of the Indenture and the Debentures. If the Requisite Consents are obtained, without any action by non-consenting holders, the Company and Trustee will execute a supplemental indenture to substitute delivery to the Trustee of UnitedHealth Group’s reports under the Exchange Act in lieu of delivery of separate reports for the Company. (Page 12)

If I choose to surrender my Debentures, do I have to surrender all of my Debentures?

In the case of the Conversion Offer, you must surrender all your Debentures for conversion in order to receive the Fee. In the case of the Put Option, you may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in denominations of $1,000 principal amount or an integral multiple thereof. Please note that the Fundamental Change Purchase Price is substantially less than the value which would be received upon conversion of the Debentures. The Put Option and our offer to purchase Debentures pursuant thereto as described in this Revised Notice is based solely on the requirements of the Indenture and the Debentures. (Page 9)

If I choose to surrender my Debentures, when will interest cease to accrue on them?

Unless we default in making payment on any Debentures validly surrendered and not validly withdrawn, interest on those Debentures will cease to accrue as of the end of the day preceding the Fundamental Change Purchase Date. (Page 9)

If I do not surrender my Debentures, will I have the right to require the Company to purchase my Debentures in the future?

Yes. Pursuant to Section 3.7 of the Indenture and paragraph 7 of the Debentures, you have the right to require us to purchase the Debentures for cash on October 15, 2007, 2012, 2017, 2022 and 2027 at a purchase price equal to 100% of the principal amount of the Debentures to be purchased plus accrued and unpaid interest, if any, to but excluding the applicable purchase date. In addition, if a Fundamental Change occurs in the future with respect to us, you will have the right, at your option, to require us to purchase your Debentures at a fundamental change purchase price equal to 100% of the principal amount of the Debentures to be purchased plus accrued and unpaid interest, if any, to but excluding the applicable fundamental change purchase date. In addition, your Debentures are currently convertible into the Conversion Amount, which has a cash component. (Pages 10-12)

If I do not surrender my Debentures, will it affect my conversion rights?

No. If you do not surrender your Debentures, your conversion rights will not be affected. You will continue to have the right to convert the Debentures into the Conversion Amount. Each $1,000 principal amount of Debentures is currently convertible into (i) 52.3809 shares of UnitedHealth Group common stock and (ii) $1,023.8085 in cash. (Page 10)

Do I have to pay a commission if I surrender my Debentures?

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with the Put Option. However, there may be commissions you need to pay to your broker in connection with your surrender of the Debentures. (Page 12)

What happens if the Requisite Consents are not received?

If the Requisite Consents are not received, we will not pay you the Fee and the Debentures will not be converted.

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures pursuant to the Put Option?

The receipt of cash in exchange for Debentures pursuant to exercise of the Put Option will be a taxable transaction for U.S. federal income tax purposes, resulting in taxable gain or loss to you.

There is no published tax authority addressing facts identical to those of the Conversion Offer and accordingly the exact tax consequences of a conversion of the Debentures pursuant to the Conversion Offer are uncertain under current law. The receipt of cash and UnitedHealth Group common stock pursuant to the Conversion Offer may qualify as a “recapitalization” for federal income tax purposes, in which case you will recognize gain (but not loss) on exchange of the Debentures for cash and common stock, but not in excess of the amount of cash received. In the alternative, the receipt of cash and common stock may be treated as a taxable transaction, in which case you would recognize taxable gain or loss equal to the difference between the amount of cash plus the fair market value of the stock received and your adjusted tax basis in the Debentures. You should consult the section in this Revised Notice titled “Material United States Federal Income Tax Considerations” regarding the tax consequences of the Conversion.

Any gain or loss recognized upon exercise of the Put Option or acceptance of the Conversion Offer will generally be capital gain or loss, which will be long-term capital gain or loss if you held the Debenture for more than one year at the time of the sale to us pursuant to the Put Offer or acceptance of the Conversion Offer. The Fee plus any amounts received that are attributable to accrued interest not previously included in income will be taxable to you as ordinary income. See the section titled “Material United States Federal Income Tax Considerations” in this Revised Notice.

You should consult with your tax advisor regarding the specific tax consequences to you of each of the Offers in light of your particular circumstances. (Pages 16-19)

Who is the Paying Agent?

U.S. Bank National Association, the Trustee under the Indenture, is serving as Paying Agent in connection with the Put Option. Its address and telephone number are set forth on the front cover page of this Revised Notice.

Whom can I talk to if I have questions about the Put Option?

Questions and requests for assistance in connection with the surrender of Debentures for purchase pursuant to the Put Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Revised Notice.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Revised Notice and the documents incorporated by reference into this Revised Notice contain forward-looking statements. These statements may be made directly in this Revised Notice referring to UnitedHealth Group or the Company or may be incorporated into this Revised Notice by reference to other documents.

These forward-looking statements are based on current expectations or projections about operations, industry, financial condition and liquidity. Words such as “may,” “could,” “will,” “should,” “plan,” “predict,” “potential,” “anticipate,” “continue,” “estimate,” “expect,” “project,” “intend,” “believe” and variations thereof or words and terms of similar substance used in connection with any discussion of future operating or financial performance, the Merger or the businesses of UnitedHealth Group or the Company, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from these forward-looking statements. Some factors that could cause results to differ materially from the forward-looking statements include:

•	increases in health care costs that are higher than UnitedHealth Group anticipated in establishing premium rates, including increased consumption of or costs of medical services;

•	heightened competition as a result of new entrants into UnitedHealth Group’s market and consolidation of health care companies and suppliers;

•	increased competition and other uncertainties resulting from changes in Medicare laws;

•	increases in costs and other liabilities associated with increased litigation, legislative activity and government regulation and review of the Company’s and UnitedHealth Group’s industry;

•	the ability of the Company and UnitedHealth Group to execute contracts on competitive terms with physicians, hospitals and other service providers;

•	failure to maintain effective and efficient information systems, which could result in the loss of existing customers, difficulties in attracting new customers, difficulties in determining medical costs estimates and appropriate pricing, customer and physician and health care provider disputes, regulatory violations, increases in operating costs or other adverse consequences;

•	possible impairment of the value of UnitedHealth Group’s tangible assets if future results do not adequately support goodwill and intangible assets recorded for businesses that UnitedHealth Group acquires;

•	costs associated with compliance with restrictions on patient privacy, including system changes, development of new administrative processes and potential noncompliance by UnitedHealth Group’s business associates;

•	misappropriation of UnitedHealth Group’s proprietary technology;

•	potential effects of terrorism, including increased use of health care services, disruption of information and payment systems and increased health care costs;

•	integration of the Company’s operations by UnitedHealth Group may be more difficult, time-consuming or costly than expected and UnitedHealth Group may experience difficulties in maintaining relationships with employees, customers, clients, providers or suppliers; and

•	the general risks that occur in UnitedHealth Group’s and the Company’s day-to-day businesses including those discussed in UnitedHealth Group’s and PacifiCare’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and exhibits and amendments to those reports.

The above list is not intended to be exhaustive and there may be other factors that would preclude UnitedHealth Group or the Company from realizing the predictions made in the forward-looking statements. Because such forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those contemplated, projected, expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this Revised Notice or in the case of documents incorporated by reference, as of the date of those documents.

Except to the extent required by applicable law or regulation, neither UnitedHealth Group nor the Company undertakes any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this Revised Notice or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION CONCERNING THE CONVERSION OFFER AND THE PUT OPTION

1. Information Concerning the Company and UnitedHealth Group.

1.1. The Company. PacifiCare Health Systems, LLC., a Delaware limited liability company (the “Company,” “we,” “us” and “our”) and a wholly owned subsidiary of UnitedHealth Group Incorporated (“UnitedHealth Group”), is offering the Conversion Offer and the Put Option with respect to the Debentures.

The Company, formerly known as Point Acquisition LLC (“Point”), was formed by UnitedHealth Group for the sole purpose of effecting the merger (the “Merger”) with PacifiCare Health Systems, Inc. (“PacifiCare”). On December 20, 2005, PacifiCare was merged with and into Point pursuant to the terms of an Agreement and Plan of Merger, dated as of July 6, 2005, by and among UnitedHealth Group, Point and PacifiCare (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each share of PacifiCare common stock outstanding at the effective time of the Merger was converted into the right to receive 1.1 shares of UnitedHealth Group common stock, par value $0.01 per share, and $21.50 in cash (collectively, the “Merger Consideration”).

Immediately following the consummation of the Merger, Point was renamed PacifiCare Health Systems, LLC and now conducts the business of PacifiCare. The Company offers managed care and other health insurance products to employer groups, individuals and Medicare beneficiaries. The Company’s commercial and senior plans are designed to deliver quality health care and customer service to members cost-effectively. These products include health insurance, health benefits administration and indemnity products such as Medicare supplement products offered through health maintenance organizations, or HMOs, and Preferred Provider Organizations, or PPOs. The Company also offers a variety of specialty managed care products and services that employees can purchase as a supplement to the Company’s basic commercial and senior medical plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance and dental and vision benefit plans.

Pursuant to the First Supplemental Indenture (the “First Supplemental Indenture”), dated as of December 20, 2005, among Point, PacifiCare, UnitedHealth Group and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as trustee (the “Trustee”), Point succeeded to, and was substituted for all the rights and obligations of, PacifiCare under the Indenture, dated as of November 22, 2002, between PacifiCare and the Trustee (as heretofore amended or supplemented, the “Indenture”) under which the Debentures were issued. By virtue of the First Supplemental Indenture, the Company is the subject company with respect to the Put Option.

We are organized under the laws of the State of Delaware. Our principal executive offices are located at 5995 Plaza Drive, Cypress, CA 90630-5028; telephone number (714) 952-1121.

1.2. UnitedHealth Group. UnitedHealth Group is a diversified health and well-being company, serving more than 55 million Americans. UnitedHealth Group is focused on improving the health care system and how it works for multiple, distinct constituencies. UnitedHealth Group provides individuals with access to quality, cost-effective health care services and resources through more than 460,000 physicians and other care providers, and 4,200 hospitals across the United States. UnitedHealth Group manages approximately $60 billion in aggregate annual health care spending on behalf of more than 250,000 employer-customers and the consumers it serves. UnitedHealth Group’s primary focus is on improving health care systems by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care, and providing relevant, actionable data that physicians, health care providers, consumers, employers and other participants in health care can use to make better, more informed decisions. UnitedHealth Group has developed its business around the principles of physician-centered health care that is supported by data-driven care facilitation and management resources. This approach works to ensure access through all clinical situations, improve outcomes and enhance affordability.

UnitedHealth Group’s revenues are derived from premium revenues on risk-based products, fees from management, administrative, technology, and consulting services, sales of a wide variety of products and services related to the broad health and well-being industry and investment and other income. UnitedHealth Group conducts its business primarily through operating divisions in the following business segments:

•	Uniprise;

•	Health Care Services, which includes our UnitedHealthcare, Ovations and AmeriChoice businesses;

•	Specialized Care Services; and

•	Ingenix.

Uniprise delivers health care and well-being services nationwide to large national employers, individual consumers and other health care organizations through three related business units: Uniprise Strategic Solutions (USS), Definity Health and Exante Financial Services. Each business unit works with other UnitedHealth Group businesses to deliver a complementary and integrated array of services. USS delivers strategic health and well-being solutions to large national employers. Definity Health provides consumer-driven health plans and services to employers and their employees. Exante delivers health care-focused financial services for consumers, employers and providers. Most Uniprise products and services are delivered through its licensed affiliates. Uniprise provides administrative and customer care services for certain other businesses of UnitedHealth Group. Uniprise also offers transactional processing services to various intermediaries and health care entities.

UnitedHealth Group’s Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare offers a comprehensive array of consumer-oriented health benefit plans and services for local, small and mid-sized employers and individuals nationwide. Ovations provides health and well-being services for individuals age 50 and older, addressing their unique needs for preventative and acute health care services, as well as for services dealing with chronic disease and other specialized issues for older individuals. Ovation’s wide array of offerings and products includes Medicare Supplement and Medicare Advantage coverage and prescription discount cards, as well as disease management and chronic care capabilities. AmeriChoice provides network-based health and well-being services to state Medicaid, Children’s Health Insurance Program, and other government-sponsored health care programs and the beneficiaries of those programs.

The Specialized Care Services companies (SCS companies) offer a comprehensive platform of specialty health and wellness and ancillary benefits, services and resources to specific customer markets nationwide. These products and services include employee benefit offerings, provider networks and related resources focusing on behavioral health and substance abuse, dental, vision, disease management, complex and chronic illness and care facilitation. The SCS companies also offer solutions in the areas of complementary and alternative care, employee assistance, short-term disability, life insurance, work life balance and health-related information. These services are designed to simplify the consumer health care experience and facilitate efficient health care delivery.

Ingenix offers database and data management services, software products, publications, consulting services, outsourced services and pharmaceutical services on a nationwide and international basis. Ingenix is engaged in the simplification of health care administration by providing products and services that help customers correctly and efficiently document, code and bill for reimbursement for the delivery of care services. Ingenix is a leader in clinical research, health education services, publications, and pharmacoeconomics, outcomes, safety and epidemiology research through its i3 Research and i3 Magnifi businesses.

We are incorporated under the laws of the State of Minnesota. Our principal executive offices are located at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; telephone number (952) 936-1300.

2. Definitions. All capitalized terms used but not specifically defined in this Revised Notice shall have the meanings given to such terms in the Indenture.

3. Information Concerning the Debentures. The Debentures were issued under the Indenture. The Debentures mature on October 15, 2032. As of December 29, 2005, there was approximately $104.6 million aggregate principal amount of Debentures outstanding.

The Indenture was amended pursuant to the First Supplemental Indenture as described in Section 1 above and was further amended pursuant to the Second Supplemental Indenture, dated as of December 30, 2005, by and among us, UnitedHealth Group and the Trustee to extend the period during which a holder of Debentures may surrender Debentures so that such period is in compliance with the requirements of United States federal securities laws. We have appointed the Trustee as paying agent (the “Paying Agent”), conversion agent (the “Conversion Agent”) and consent agent (the “Consent Agent”) in connection with the Debentures.

3.1. The Company’s Obligation under the Put Option. Pursuant to the terms of the Debentures and the Indenture, upon the occurrence of a Fundamental Change, we are obligated to purchase all Debentures validly surrendered for purchase by holders, at their option, and not validly withdrawn at a purchase price specified in paragraph 7(b) of the Debentures, together with accrued and unpaid interest with respect thereto, as of a date that is 30 days after the date on which notice of such Fundamental Change is delivered by us to holders.

The option of each holder to require us to purchase the Debentures as described in this Revised Notice (the “Put Option”) will expire at 5:00 p.m., New York City time, on Tuesday, January 31, 2006 (the “Fundamental Change Purchase Date”). We will not extend the period that holders have to accept the Put Option unless required to do so by the United States federal securities laws. Our purchase of Debentures validly surrendered for purchase and not validly withdrawn is not subject to any condition other than that the purchase be lawful. Please note that the Fundamental Change Purchase Price is substantially less than the value which would be received upon conversion of the Debentures. The Put Option and our offer to purchase Debentures pursuant thereto as described in this Revised Notice is based solely on the requirements of the Indenture and the Debentures. In addition, if you exercise the Put Option, you will forfeit the opportunity to receive the Fee pursuant to the Conversion Offer.

3.2. Fundamental Change Purchase Price. Pursuant to the terms of the Indenture and the Debentures, the purchase price to be paid by us for each $1,000 principal amount of the Debentures on the Fundamental Change Purchase Date is 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the Fundamental Change Purchase Date (the “Fundamental Change Purchase Price”), with respect to any and all Debentures validly surrendered for purchase and not validly withdrawn. We estimate that the Fundamental Change Purchase Price will be approximately $1008.50 per $1,000 principal amount of Debentures. We will pay the Fundamental Change Purchase Price in cash with respect to any and all Debentures validly surrendered for purchase and not validly withdrawn prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date. Debentures surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Unless we default in making payment of the Fundamental Change Purchase Price on any Debentures validly surrendered for purchase and not validly withdrawn, interest on those Debentures will cease to accrue as of the end of the day preceding the Fundamental Change Purchase Date.

The Fundamental Change Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or the value of the Conversion Amount into which the Debentures are convertible. Thus, the Fundamental Change Purchase Price may be significantly higher or lower than the market price of the Debentures on the Fundamental Change Purchase Date. We urge holders of Debentures to obtain the best available information as to potential current market prices of the Debentures and UnitedHealth Group common stock before making a decision whether to surrender Debentures for purchase.

As described in Section 3.3 below, the Debentures are currently convertible. If you convert your Debentures, you will receive, for each $1,000 principal amount of the Debentures, (i) 52.3809 shares of UnitedHealth Group common stock and (ii) $1,023.8085 in cash (collectively, the “Conversion Amount”) in connection with such conversion. As of December 29, 2005, the closing sale price of UnitedHealth Group common stock on the New York Stock Exchange (“NYSE”) was $62.90 per share.

The purchase price that we are offering per $1,000 principal amount of Debentures is substantially less than this conversion value. The actual value of the conversion consideration that a particular holder would be entitled to receive pursuant to the Indenture and the Debentures upon conversion of such Debentures, however, varies based upon the value of UnitedHealth Group common stock when the Debentures are surrendered for conversion. There can be no assurance as to the price at which UnitedHealth Group common stock may now or in the future trade or be sold. In addition, if you exercise the Put Option, you will forfeit the opportunity to receive the Fee pursuant to the Conversion Offer.

None of the Company, its board of managers, UnitedHealth Group, its board of directors, the Company’s or UnitedHealth Group’s respective employees, or the Trustee are making any representation or recommendation to holders as to whether or not to surrender Debentures for purchase pursuant to this Revised Notice. Each holder must make that holder’s own decision whether or not to surrender Debentures for purchase and, if so, the principal amount of Debentures to surrender based on that holder’s own assessment of current market value of the Debentures and UnitedHealth Group common stock and other relevant factors.

3.3. Conversion Rights of the Debentures. Your Debentures are currently convertible in connection with the Fundamental Change of PacifiCare resulting from the consummation of the Merger. Each $1,000 principal amount of the Debentures may be converted, at your option, into the Conversion Amount. If you convert your Debentures, you will receive the Conversion Amount for each $1,000 principal amount of the Debentures converted. Cash will be paid in lieu of fractional shares. The shares of UnitedHealth Group common stock which you will receive upon conversion will not be registered under the Securities Act of 1933, as amended.

In order to exercise the conversion privilege, the beneficial owner must (i) cause to be completed the appropriate instruction form for conversion pursuant to the book-entry conversion program of The Depository Trust Company (“DTC”), (ii) cause to be delivered by book-entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Debenture, (iii) furnish appropriate endorsements and transfer documents if required by the Company, the Trustee or the Conversion Agent and (iv) pay the funds, if any, required by Section 10.2 of the Indenture and any transfer or similar taxes, if required pursuant to Section 10.4 of the Indenture.

For more information regarding the conversion rights with respect to the Debentures, or any of the other terms and conditions of the Debentures, please see the Indenture and the Debentures and the description thereof in the section entitled “Description of the Debentures” included in the Registration Statement on Form S-3 initially filed by PacifiCare with the Securities and Exchange Commission (“SEC”) on January 31, 2003 and incorporated herein by reference (the “Description of the Debentures”).

Holders that do not surrender their Debentures for purchase pursuant to the Put Option will maintain the right to convert their Debentures into the Conversion Amount on a going-forward basis thereafter. Any Debentures which are surrendered pursuant to the Put Option will become convertible only if such surrender has been validly withdrawn, as described in Section 6 below.

If you wish to convert your Debentures or accept the Conversion Offer, you should NOT exercise the Put Option.

3.4. Market for the Debentures and our Common Stock. There is no established reporting system or trading market for trading in the Debentures; however, the Debentures are currently traded over-the-counter or on the PORTAL Market of the NASDAQ Stock Market (“PORTAL”). To the extent that the Debentures are traded, prices for the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our or UnitedHealth Group’s operating results, the trading price of UnitedHealth Group common stock and the market for similar securities. In addition, prices and volumes in the over-the-counter market are not reported and can be difficult to monitor.

Following the expiration of the Put Option, we expect that Debentures not purchased pursuant to the Put Option will continue to be traded on PORTAL and over-the-counter; however, the trading market for the Debentures that remain outstanding may be even more limited. We cannot assure you that a trading market will exist for the Debentures following the Fundamental Change Purchase Date. The extent of the market for the Debentures following the Fundamental Change Purchase Date will depend upon, among other things, the remaining outstanding principal amount of the Debentures, the number of holders of Debentures remaining and the interest on the part of securities firms in maintaining a market in the Debentures.

The Trustee has informed us that, as of the date of this Revised Notice, all of the Debentures are held in global form through DTC. As of December 29, 2005, there was approximately $104.6 million aggregate principal amount of Debentures outstanding and DTC was the sole record holder of the Debentures.

As described in Section 3.3 above, the Debentures are currently convertible into shares of UnitedHealth Group common stock and cash. UnitedHealth Group common stock is listed on the NYSE under the symbol “UNH.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of UnitedHealth Group common stock as reported on the NYSE and the dividends per share paid during such periods.

	Common Stock Price
	High	Low
2005
4th Quarter (through December 29, 2005)	$64.61	$53.84
3rd Quarter	56.66	47.75
2nd Quarter	53.64	44.30
1st Quarter	48.33	42.63
2004
4th Quarter	$44.38	$32.31
3rd Quarter	37.38	29.67
2nd Quarter	34.25	29.31
1st Quarter	32.25	27.73
2003
4th Quarter	$29.34	$23.79
3rd Quarter	28.13	23.63
2nd Quarter	26.34	22.05
1st Quarter	23.17	19.60

The board of directors of UnitedHealth Group declared a 2-for-1 split of its common stock on May 3, 2005, which was effective on May 27, 2005. All share and per-share amounts in the table above have been restated to reflect the stock split. UnitedHealth Group paid cash dividends of $0.015 per share in 2005 and 2004 and $0.008 per share in 2003.

On December 29, 2005, the last reported sales price of UnitedHealth Group common stock on the NYSE was $62.90 per share. As of December 29, 2005, there were approximately 1,368,497,252 shares of UnitedHealth Group common stock outstanding.

We urge you to obtain current market information for the Debentures, to the extent available, and UnitedHealth Group common stock before making any decision with respect to the Put Option.

3.5. Redemption. Beginning October 18, 2007, we may redeem for cash all or part of the Debentures at any time, upon not less than 30 nor more than 60 days’ notice by mail to holders of the Debentures, for a price equal to 100% of the principal amount of the Debentures to be redeemed plus any accrued and unpaid interest to, but excluding, the date of redemption. We intend to redeem any Debentures that remain outstanding as of October 18, 2007.

3.6. Purchase at the Option of a Holder. Pursuant to Section 3.7 of the Indenture and paragraph 7 of the Debentures, you have the right to require us to purchase the Debentures for cash on October 15, 2007, 2012, 2017, 2022 and 2027 at a purchase price equal to 100% of the principal amount of the Debentures to be purchased plus accrued and unpaid interest, if any, to but excluding the applicable purchase date. In addition, pursuant to Section 3.8 of the Indenture and paragraph 7 of the Debentures, if a Fundamental Change occurs in the future with respect to us, you will have the right, at your option, to require us to purchase your Debentures at a fundamental change purchase price equal to 100% of the principal amount of the Debentures to be purchased plus accrued and unpaid interest, if any, to but excluding the applicable fundamental change purchase date.

3.7. Ranking. The Debentures are subordinated to all of our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries. As of September 30, 2005, we had no senior indebtedness outstanding. Neither we nor any of our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the Indenture.

3.8. Dividends. The holders of Debentures are not entitled to dividends. In the event that the Debentures are converted into common stock of UnitedHealth Group, the holders will thereafter be entitled to dividends, if any, made to holders of common stock of UnitedHealth Group.

4. The Conversion Offer and Consent Solicitation. The Company is offering (the “Conversion Offer”) to pay holders of Debentures a fee (the “Fee”) in exchange for (i) conversions (the “Conversions”) by such holders of their Debentures on or prior to the Fundamental Change Purchase Date, and (ii) consents (the “Consents”) of such holders of Debentures to an amendment to the Indenture (the “Amendment”) that would permit the Company to provide the Trustee with reports of UnitedHealth Group filed under the Exchange Act in lieu of separate reports relating only to the Company.

The Fee for each $1,000 principal amount of Debentures tendered by a holder is $66.7617, which represents the sum of (a) the present value of all interest payable on $1,000 principal amounts of Debentures from October 18, 2005 to October 18, 2007 plus (b) a pro rata portion of $1 million. In addition to the Fee, upon conversion of their Debentures, holders will receive the Conversion Amount. To receive the Fee, holders of the Debentures must validly convert their Debentures and provide the corresponding Consents in the manner described below on or prior to the Fundamental Change Purchase Date.

The Amendment would eliminate certain reporting obligations by the Company under the Indenture. As a result of the Merger, there is no longer any PacifiCare common stock outstanding and accordingly, UnitedHealth Group intends to cause the PacifiCare common stock to be deregistered under applicable SEC rules. PacifiCare common stock was delisted from the NYSE on December 21, 2005. Accordingly, it is contemplated that the Company, as successor by merger to PacifiCare, will shortly cease being subject to the reporting requirements of the Exchange Act. However, the Indenture currently requires the Company to provide the Trustee with the reports which the Company would be required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, regardless of whether the Company is actually required by the SEC to file such reports. Under the Indenture, the Company is obligated to provide these reports to the Trustee within fifteen days of the times at which the Company would have been required to provide such reports had it continued to have been subject to SEC reporting requirements. The amendment would permit the Company to provide to the Trustee with Exchange Act reports of UnitedHealth Group in lieu of separate reports relating only to the Company.

The Conversions and the Consents will not be effective and the Company will not be obligated to pay the Fee, unless holders of a majority of the outstanding principal amount of Debentures validly execute and deliver Conversions and Consents (the “Requisite Consents”) prior to the Fundamental Change Purchase Date and there is no law or regulation which would, and there is no injunction or action or other proceeding (pending or threatened) which could, make unlawful or invalid or enjoin the implementation of the Amendment or the conversion of Debentures pursuant to the Consent Offer, or which would question the legality or validity thereof. The valid Conversion of Debentures pursuant to the Conversion Offer and in exchange for the Fee will constitute the giving of Consent with respect to such Debentures. Conversions and Consents will not be effective until the Fundamental Change Purchase Date and the satisfaction of the conditions to the Conversion Offer. Holders of Debentures may withdraw and revoke any Conversions and Consents delivered in the Conversion Offer at any time prior to the Fundamental Change Purchase Date.

5. Procedures to be Followed by Holders Electing to Surrender Debentures. Holders will not be entitled to receive the Fee or the Fundamental Change Purchase Price for their Debentures either for conversion or purchase, as the case may be, unless they validly surrender and do not validly withdraw the Debentures on or before 5:00 p.m., New York City time, on the Fundamental Change Purchase Date. Debentures may be surrendered on or after the date of this Revised Notice, but no later than 5:00 p.m., New York City time, on the Fundamental Change Purchase Date. In the case of the Conversion Offer and Consent Solicitation, you must surrender all your Debentures for conversion in order to receive the Fee. In the case of the Put Option, holders may surrender some or all of their Debentures; however, any Debentures surrendered must be in denominations of $1,000 principal amount or an integral multiple thereof. Debentures that are not validly surrendered for purchase on or before 5:00 p.m., New York City time, on the Fundamental Change Purchase Date will remain outstanding and will continue to be subject to the existing terms of the Indenture and the Debentures.

Please note that the Fundamental Change Purchase Price is substantially less than the value which would be received upon conversion of the Debentures. The Put Option and our offer to purchase Debentures pursuant thereto as described in this Revised Notice is based solely on the requirements of the Indenture and the Debenture. In addition, if you exercise the Put Option, you will forfeit the opportunity to receive the Fee pursuant to the Consent Offer.

Only registered holders are authorized to surrender their Debentures. The Trustee has informed us that, as of the date of this Fundamental Change Notice, DTC is the sole registered holder of the Debentures and all custodians and beneficial holders of the Debentures hold the Debentures through DTC accounts and that there are no certificated Debentures in non-global form.

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with the Conversion Offer or the Put Option. However, there may be commissions you need to pay to your broker in connection with your surrender of the Debentures for conversion or purchase.

5.1. Method of Delivery. Since DTC is the sole registered holder of the Debentures, all Debentures surrendered must be delivered through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”). This Revised Notice constitutes the notice of Fundamental Change described in the Indenture and delivery of Debentures via PTS will satisfy the Debenture surrender notice requirements of the Indenture. Surrender of Debentures is at the risk of the person surrendering those Debentures.

5.2. Agreement to be Bound. By surrendering Debentures through the transmittal procedures of DTC, a holder acknowledges and agrees as follows:

•	pursuant to the Put Option, such Debentures shall be purchased as of the Fundamental Change Purchase Date pursuant to the terms and conditions specified in paragraph 7 of the Debentures and the Indenture, or pursuant to the Conversion Offer, such Debentures shall be converted as of the Fundamental Change Purchase Date pursuant to the terms and conditions specified in paragraph 10 of the Debenture and the Indenture;

•	such holder agrees to all of the terms of this Revised Notice;

•	such holder has received this Revised Notice;

•	upon the terms and subject to the conditions set forth in this Revised Notice, the Indenture and the Debentures, and effective upon the acceptance for payment thereof, such holder (i) irrevocably sells, assigns and transfers to us, all right, title and interest in and to all the Debentures surrendered, (ii) waives any and all rights with respect to the Debentures (including without limitation any existing or past defaults and their consequences), (iii) releases and discharges us and our directors, officers, employees and affiliates from any and all claims such holder may have now, or may have in the future arising out of, or related to, the Debentures, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the Debentures or to participate in any redemption or defeasance of the Debentures and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such holder with respect to any such surrendered Debentures, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Debentures, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Debentures for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Debentures (except that the Paying Agent will have no rights to, or control over, funds from us, except as agent for us, for the Fundamental Change Purchase Price of any surrendered Debentures that are purchased by us), all in accordance with the terms set forth in this Revised Notice;

•	such holder represents and warrants that such holder (i) owns the Debentures surrendered and is entitled to surrender such Debentures and (ii) has full power and authority to surrender, sell, assign and transfer the Debentures surrendered and that when such Debentures are accepted by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such holder agrees, upon request from us, to execute and deliver any additional documents deemed by the Paying Agent or us to be necessary or desirable to complete the sale, assignment and transfer of the Debentures surrendered;

•	such holder understands that all Debentures validly surrendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date will be either (a) purchased at the Fundamental Change Purchase Price, in cash, subject to the terms and conditions of the Indenture, the Debentures, this Revised Notice and the revised related notice materials, as amended and supplemented from time to time or (b) converted into the Conversion Amount in accordance with the terms and conditions of the Indenture and this Revised Notice and the revised related notice materials;

•	in the case of the exercise of the Put Option, payment for Debentures purchased pursuant to the Revised Change Notice will be made by deposit of the Fundamental Change Purchase Price for such Debentures with the Paying Agent, which will act as agent for surrendering holders for the purpose of receiving payments from us and transmitting such payments to such holders;

•	surrenders of Debentures may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Revised Notice (a) at any time prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date and (b) unless the Debentures have already been accepted by the Company pursuant to the Conversion Offer or the Put Option, at any time after 12:00 midnight, New York City time, on Tuesday, February 28, 2006 (the date which is 40 business days after the date of the Original Notice), in either case, by written notice of withdrawal delivered pursuant to the procedures set forth in this Revised Notice;

•	all authority conferred or agreed to be conferred pursuant to the terms hereof shall survive the death or incapacity of the holder and every obligation of the holder and shall be binding upon the holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Debentures is not effective, and the risk of loss of the Debentures does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to us; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Debentures pursuant to the procedures described in this Revised Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole direction, which determination shall be final and binding on all parties.

5.3. Delivery of Debentures.

Debentures Held Through a Custodian. A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if the holder desires to surrender the holder’s Debentures and instruct that nominee to surrender the Debentures on the holder’s behalf through the transmittal procedures of DTC as set forth below in “—Debentures Held by DTC Participants.”

Debentures Held by DTC Participants. A holder who is a DTC participant must surrender that holder’s Debentures by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such holder’s beneficial interest in the Debentures; and

•	electronically transmitting such holder’s acceptance through PTS, subject to the terms and procedures of that system.

In surrendering through PTS, the electronic instructions sent to DTC by the holder or by a broker, dealer, commercial bank, trust company or other nominee on the holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the terms of the Conversion Offer or the Put Option, including those set forth in Section 5.2 above.

You bear the risk of untimely submission of your Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date.

6. Right of Withdrawal. Debentures surrendered for conversion or purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date. Holders may also withdraw surrendered Debentures if we have not yet accepted them for payment after 12:00 midnight, New York City time, on Tuesday, February 28, 2006, the expiration of 40 business days from the date of the Original Notice. In order to withdraw Debentures on or prior to the Fundamental Change Purchase Date, a holder (or the holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date. Debentures so withdrawn may be resurrendered by following the surrender procedures described in Section 4 above.

You bear the risk of untimely withdrawal of previously surrendered Debentures. If you wish to withdraw your Debentures on or prior to the Fundamental Change Purchase Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date.

7. Payment for Surrendered Debentures. We will forward to the Paying Agent, prior to 10:00 a.m., New York City time, on February 1, 2006 the appropriate amount of cash required to pay the Fee or the Fundamental Change Purchase Price for all Debentures validly surrendered for purchase and not validly withdrawn, and the Paying Agent will promptly thereafter distribute that cash to DTC, the sole record holder of the Debentures. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

The total amount of funds required by us to purchase the Debentures is $105,556,669.50 (assuming all of the Debentures are validly surrendered for purchase and not validly withdrawn). The total amount of funds required for the fee is $7,009,034. We expect to fund the Fee or our purchase of the Debentures from available cash on hand.

8. Debentures Acquired. Any Debentures purchased by us pursuant to the Put Option or converted in the Conversion Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture.

9. Plans or Proposals of the Company. Except as noted in this Revised Notice, UnitedHealth Group and the Company currently have no plans, proposals or negotiations that relate to or would result in any of the events described in Item 1006 of Regulation M-A issued under the Exchange Act.

10. Interests of Directors, Executive Officers and Affiliates of the Company and UnitedHealth Group in the Debentures. Except as otherwise disclosed below, to the knowledge of the Company and UnitedHealth Group:

•	none of us or UnitedHealth Group, or our or their respective executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Debentures;

•	we and UnitedHealth Group will not purchase any Debentures from such persons; and

•	during the 60 days preceding the date of this Revised Notice, none of such officers, directors or affiliates has engaged in any transactions in the Debentures, other than the Merger and related transactions required by the Indenture as described elsewhere herein.

A list of the managers and executive officers of the Company and directors and executive officers of UnitedHealth Group is attached to this Revised Notice as Annex A.

Concurrently with the initial sale of the Debentures, PacifiCare entered into a Registration Rights Agreement, dated as of November 22, 2002, among PacifiCare and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., relating to the Debentures and the underlying PacifiCare common stock. Such agreement has terminated in accordance with its terms.

11. Agreements Involving the Company’s Securities. Except as described above and in this Revised Notice, none of the Company or UnitedHealth Group, or to their knowledge, any of their respective affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Conversion Offer or the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12. Purchases of Debentures by the Company and its Affiliates. Each of the Company, UnitedHealth Group and each of their respective affiliates, including their respective executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than pursuant to the Conversion Offer or the Put Option until at least the tenth business day after the Fundamental Change Purchase Date. Following that date, if any Debentures remain outstanding, the Company and

UnitedHealth Group and each of their respective affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Fundamental Change Purchase Price and on other terms and for forms of consideration that may be different from those of the Conversion Offer or the Put Option. A decision to purchase Debentures after the Fundamental Change Purchase Date, if any, will depend upon many factors, including the amount of Debentures surrendered for purchase pursuant to the Conversion Offer or the Put Option, the market price of the Debentures, the market price of UnitedHealth Group common stock, the business and financial position of the Company and UnitedHealth Group and general economic and market conditions.

13. Material United States Federal Income Tax Considerations. The following discussion summarizes the material United States federal income tax considerations that may be relevant to you if you are a holder of Debentures and exercise the Put Option or accept the Conversion Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations, rulings and administrative and judicial decisions promulgated thereunder, all as in effect as of the date of this Revised Notice. All of these laws and authorities are subject to change, possibly with retroactive effect.

This discussion deals only with holders who are beneficial owners of the Debentures and who hold the Debentures as capital assets. This discussion does not address special tax rules that may apply to certain types of holders, such as a holder who is:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that owns Debentures that are a hedge or that are hedged against interest rate risks;

•	a partnership or other pass-through entity;

•	a person that owns Debentures as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This summary does not describe all of the tax considerations that may be relevant to a holder. All holders should consult their own tax advisors regarding the United States federal income tax consequences of exercising the Put Option or accepting the Conversion Offer, as well as any tax consequences arising under any state, local or foreign tax laws, or under any other U.S. federal estate or other tax laws.

U.S. Holders

This discussion describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of the Debentures for U.S. federal income tax purposes and you are:

•	an individual who is a citizen or resident of the United States;

•	a domestic corporation (or any entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this discussion does not apply to you.

Exercise of the Put Option. Generally, if you choose to exercise the Put Option you will recognize taxable gain or loss equal to the difference between (i) the amount of cash received (except to the extent such amount is attributable to accrued interest not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without tax) and (ii) your adjusted tax basis in the Debentures surrendered. Subject to the market discount rules discussed below, such gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if your holding period in the Debenture is more than one year at the time of sale of the Debenture pursuant to the Put Option. The deductibility of capital losses is subject to limitations.

Your adjusted tax basis in a Debenture generally will equal your original purchase price for the Debenture, increased by the amount of any market discount previously included in income with respect to such Debenture, and reduced by any payments received on the Debenture (other than payments of stated interest) and by any amounts previously deducted with respect to amortizable bond premium with respect to such Debenture.

A U.S. holder who acquired Debentures at a market discount generally will be required to treat any gain recognized upon the purchase of its Debentures pursuant to the Put Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess of the “adjusted issue price” (the sum of the issue price of the Debentures and the aggregate amount of original issue discount includible in gross income by all prior holders of the Debentures) of the Debentures at the time acquired by the holder over the holder’s initial tax basis in the Debentures.

Acceptance of the Conversion Offer. There is no published tax authority addressing facts identical to those of the Conversion Offer and accordingly the exact tax consequences of a conversion of the Debentures pursuant to the Conversion Offer are uncertain under current law. Assuming that the Debentures constitute “securities” for federal income tax purposes (which is likely), conversion of the Debentures pursuant to the Conversion Offer may be treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code. In this case, you will recognize gain (but not loss) realized on the Conversion in an amount equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of the UnitedHealth Group common stock received (including any fractional share deemed received, as discussed below, but not including any amounts attributable to accrued but unpaid interest) over your adjusted tax basis in the Debentures surrendered and (ii) the amount of cash received in the Conversion. In this case, your adjusted tax basis in the shares of common stock received will equal the adjusted tax basis in the Debentures surrendered, decreased by the amount of cash received and increased by the amount of gain recognized on the exchange. Your holding period in the common stock received will include the holding period of the Debentures surrendered.

In the alternative, if you convert your Debentures pursuant to the Conversion Offer, you may recognize gain or loss equal to the difference between (i) the amount of cash received plus the fair market value (determined as of the date of the Conversion) of UnitedHealth Group common stock received (including any fractional share deemed received), other than any amounts attributable to accrued but unpaid interest, and (ii) your adjusted tax basis in the Debentures surrendered. Your adjusted tax basis in the Debentures will be as described above under the heading “—Exercise of the Put Option.” In this case, your tax basis in the UnitedHealth Group common stock received will equal the fair market value of that common stock, determined as of the date of the Conversion, and the holding period for such stock will begin on the day following the date of the Conversion.

In either case described above, if you receive cash in lieu of a fractional share of UnitedHealth Group common stock upon the Conversion you will be deemed to have received the fractional share and then sold it for cash. Accordingly, the receipt of cash in lieu of a fractional share generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share).

Subject to the market discount rules discussed below, any recognized gain or loss as described in either case above generally will be capital gain or loss, which will be long-term capital gain or loss if you have held the Debentures for more than one year at the time of the Conversion. The deductibility of capital losses (if recognized) is subject to limitations. To the extent that any amount received is attributable to accrued but unpaid interest, it will constitute ordinary interest income to you unless it was previously included in income, in which case it will be received without generating further taxable income. The Fee will be taxable as described below under the heading “—Fee.”

If you acquired a Debenture at a market discount (as described above under the heading “—Exercise of the Put Option”) you will generally be required to treat any gain recognized pursuant to acceptance of the Conversion Offer as ordinary income rather than capital gain to the extent of the accrued market discount unless you elected to include market discount in income as it accrued.

U.S. holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and UnitedHealth Group common stock upon the Conversion.

Fee. There is no authority directly on point concerning the United States federal income tax consequences of receipt of the Fee by a U.S. holder. In the absence of administrative or judicial authority to the contrary, we intend to treat the Fee as a separate fee paid to consenting U.S. holders in exchange for their acceptance of the Conversion Offer and their Consents. Accordingly, the full amount of the Fee will be taxable as ordinary income to a U.S. holder.

Sale of Common Stock. Except as noted below with respect to market discount, upon the sale or exchange of UnitedHealth Group common stock received upon conversion of a Debenture, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the common stock is more than one year at the time of the sale or exchange. A U.S. Holder’s basis and holding period in common stock received upon conversion of a Debenture are determined as discussed above under “Acceptance of the Conversion Offer.” The deductibility of capital losses is subject to limitations.

If you acquired a Debenture at a market discount and received UnitedHealth Group common stock upon Conversion, the amount of accrued market discount not previously included in income with respect to the converted Debentures through the date of conversion (including upon Conversion) will be treated as ordinary income upon the disposition of the common stock.

Dividends. Distributions, if any, made on the common stock received by a U.S. holder upon Conversion generally will be included in the income of the U.S. holder as ordinary dividend income to the extent of the current or accumulated earnings and profits of UnitedHealth Group. Distributions in excess of current and accumulated earnings and profits of United Health Group will be treated as a return of capital to the extent of the U.S. holder’s basis in the common stock and thereafter as capital gain.

Treatment of U.S. Holders Who Do Not Accept Either of the Offers. The tax treatment of a U.S. holder that does not participate in either of the Offers will depend upon whether the modification to the Debentures pursuant to the Consents results in a “deemed” exchange of such Debentures for United States federal income tax purposes. Generally, the modification of a debt instrument will be treated as a “deemed” exchange of an old debt instrument for a new debt instrument if such modification is “significant” within the meaning of the United States Treasury Regulations promulgated under Section 1001 of the Internal Revenue Code. A modification is “significant” if, based on all the facts and circumstances, the legal rights and obligations that are altered and the degree to which they are altered are economically significant, provided that a modification that adds, deletes, or alters customary accounting or financial covenants is not a “signification modification.” We believe that the adoption of the amendments and execution of the Supplemental Indenture should not constitute a “significant modification” to the terms of the Debentures. In addition, even if the Internal Revenue Service or a court were to take a contrary position and assert that the adoption of these amendments and the payment of the Fee results in a deemed exchange, we believe that such a deemed exchange would qualify as a recapitalization for U.S. federal income tax purposes. In either case, a U.S. holder who does not participate in either of the Offers should not recognize any gain or loss even if the Amendments become effective.

A U.S. holder that does not participate in either of the Offers should consult its own tax advisor about the consequences to such holder if the amendments become effective, including the possibility that the non-participating holder could be treated as having exchanged the Debentures for new Debentures in a taxable exchange.

Non-U.S. Holders

This discussion describes the tax consequences of exercise of the Put Option or acceptance of the Conversion Offer to a non-U.S. holder. You are a non-U.S. holder if you are the beneficial owner of Debentures and are not a U.S. holder for United States federal income tax purposes. If you are a U.S. holder, this section does not apply to you.

A non-U.S. holder of a Debenture will not be subject to U.S. federal income tax on gains realized on the sale of a Debenture pursuant to the Put Option, on a Conversion into cash and UnitedHealth Group common stock, on cash received in lieu of fractional shares pursuant to a Conversion, or on sale of common stock received pursuant to the Conversion unless (i) such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale and certain conditions are met, (ii) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder, or (iii) the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates.

If a non-U.S. holder of a Debenture is engaged in a trade or business in the U.S. and if gain realized on the sale of a Debenture pursuant to the Put Option, on Conversion, on cash received in lieu of fractional shares, or on sale of the common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. holder. Such a non-U.S. holder will be required to provide us with a properly executed IRS Form W-8ECI in order to claim an exemption from U.S. tax withholding. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

Any amounts of cash or stock paid upon sale of the Debentures pursuant to an exercise of the Put Option or acceptance of the Conversion Offer that are attributable, in either case, to accrued and unpaid interest on the Debentures will not be subject to U.S. federal income tax or U.S. withholding tax, provided that (i) such non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such non-U.S. holder is not a “controlled foreign corporation” within the meaning of Section 957(a) of the Code with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code, (iii) such non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) certain certification requirements are satisfied. In general, these certification requirements may be satisfied if the non-U.S. Holder provides an applicable Form W-8, or an appropriate substitute form, to certify as to its non-U.S. status.

The Fee, interest on the Debentures not excluded from U.S. federal income tax or U.S. withholding tax as described above, and dividends on common stock after Conversion generally will all be subject to U.S. withholding tax at a 30% rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax and the U.S. holder provides the required certifications.

Treatment of Non-U.S. Holders who do not Accept either of the Offers. If the Amendment becomes effective, a non-U.S. holder who does not participate in the Offers should not be treated as recognizing income for United States federal income tax purposes from the receipt of interest or gain as a result of a “deemed” exchange of their Notes. (See “— U.S. Holders — Treatment of U.S. Holders who do not Accept either of the Offers” above.) However, a non-U.S. holder who does not participate in either of the Offers should consult its own tax advisor regarding the possibility that the adoption of the Amendment could be treated as a deemed exchange of the Debentures to the non-participating non-U.S. holder.

Backup Withholding

The Code and applicable regulations require those who make specified payments to report the payments to the Internal Revenue Service. Among the specified payments are interest and proceeds paid by brokers to their customers. Payments made to U.S. holders upon purchase or conversion of the Debentures are generally subject to information reporting unless the U.S. holder is an exempt recipient, such as a corporation and certain tax-exempt organizations.

The “backup withholding” rules generally require payors to withhold tax at a rate of 28% from payments subject to information reporting if the recipient fails to furnish its correct taxpayer identification number to the payor or fails to certify that payments received by such U.S. holder are not subject to backup withholding. In order to satisfy these requirements and prevent backup withholding, U.S. holders electing to exercise the Put Option or accept the Conversion Offer should complete the substitute Form W-9 enclosed with this Revised Notice and provide it to the Paying Agent. A U.S. holder exempt from backup withholding and information reporting should so indicate in Part 2 of the substitute Form W-9.

If a non-U.S. holder holds Debentures through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not apply. Information reporting, and possibly backup withholding, may apply if the Debentures are held by a non-U.S. holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. holder fails to provide appropriate information. To prevent backup withholding, non-U.S. holders should (i) submit a properly completed IRS Form W-8BEN (or other applicable W-8 form) certifying under penalties of perjury to the holder’s foreign status or (ii) otherwise establish an exemption. IRS Form W-8BEN may be obtained from the Paying Agent.

Certain holders (including, among others, corporations and certain foreign individuals) are exempt recipients not subject to backup withholding requirements. See the enclosed copy of the IRS Substitute Form W-9, Request for Taxpayer Identification Number and Certification, and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional information and instructions.

14. Additional Information. Each of UnitedHealth Group and the Company is currently subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, D.C., 20549. Copies of these materials can be obtained from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. These materials may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. These reports and other information concerning UnitedHealth Group and the Company may also be inspected at the office of the NYSE located at 20 Broad Street, New York, NY 10005. For further information on obtaining copies of UnitedHealth Group’s or the Company’s public filings at the NYSE, you should call 1-212-656-3000. UnitedHealth Group intends to cause the PacifiCare common stock to be deregistered under applicable SEC rules and PacifiCare common stock was delisted from the NYSE on December 21, 2005. Accordingly, it is contemplated that the Company, as successor by merger to PacifiCare, will shortly cease being subject to the reporting requirements of the Exchange Act. However, the Indenture currently requires the Company to provide the Trustee with the reports which the Company would be required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, regardless of whether the Company is actually required by the SEC to file such reports.

UnitedHealth Group has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained from the SEC in the same manner as set forth above.

The documents listed below (as they may be amended from time to time) contain important information about UnitedHealth Group and its financial condition:

•	UnitedHealth Group’s Annual Report on Form 10-K for the year ended December 31, 2004;

•	UnitedHealth Group’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	all other reports UnitedHealth Group has filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	all documents UnitedHealth Group files with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Revised Notice and prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date; and

•	the description of UnitedHealth Group common stock contained in UnitedHealth Group’s Registration Statement on Form 8-A, dated September 20, 1991, and any amendment or report UnitedHealth Group may file from time to time for the purpose of updating such description.

The documents listed below (as they may be amended from time to time) contain important information about the Company and its financial condition:

•	PacifiCare’s Annual Report on Form 10-K for the year ended December 31, 2004;

•	PacifiCare’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	all other reports PacifiCare has filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	all documents PacifiCare files with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Revised Notice and prior to 5:00 p.m., New York City time, on the Fundamental Change Purchase Date; and

•	the section entitled “Description of the Debentures” in PacifiCare’s Registration Statement on Form S-3 (File No. 333-102909) filed with the SEC on January 31, 2003.

For more information about the Merger, you should examine UnitedHealth Group’s Registration Statement on Form S-4 (File No. 333-127455), and the proxy statement/prospectus contained therein, which became effective on October 12, 2005. The Merger Agreement is attached to the proxy statement/prospectus as Annex A.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct. You should not assume that the information in this Revised Notice or any of the documents referred to above is accurate as of any date other than that on the front cover of the applicable document.

15. No Solicitations. Neither the Company nor UnitedHealth Group has employed any persons to make solicitations or recommendations in connection with the Conversion Offer or the Put Option. However, some officers of UnitedHealth Group may contact the holders of Debentures in connection with the Offers, but will not receive any additional compensation for such actions.

16. Conflicts. In the event of any conflict between this Revised Notice on the one hand and the terms of the Indenture or the Debentures or any applicable laws on the other hand, the terms of the Indenture or the Debentures or applicable laws, as the case may be, will control.

PACIFICARE HEALTH SYSTEMS, LLC

UNITEDHEALTH GROUP INCORPORATED

January 5, 2006

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of UnitedHealth Group’s board of directors and each of UnitedHealth Group’s executive officers.

Directors

Name	Title
William W. McGuire, M.D.	Chairman of the Board and Chief Executive Officer

Stephen J. Hemsley	President, Chief Operating Officer and Director

Thomas H. Kean	Director

Robert L. Ryan	Director

William G. Spears	Director

Gail R. Wilensky, Ph.D.	Director

James A. Johnson	Director

Douglas W. Leatherdale	Director

Mary O. Mundinger, Ph.D.	Director

William C. Ballard, Jr.	Director

Richard T. Burke	Director

Donna E. Shalala, Ph.D.	Director

Executive Officers

Name	Title
William W. McGuire, M.D.	Chairman of the Board and Chief Executive Officer

Stephen J. Hemsley	President, Chief Operating Officer and Director

Patrick J. Erlandson	Chief Financial Officer

David J. Lubben	General Counsel and Secretary

Richard H. Anderson	Executive Vice President, UnitedHealth Group and Chief Executive Officer, Ingenix

Tracy L. Bahl	Chief Executive Officer, Uniprise

William A. Munsell	Chief Executive Officer, Specialized Care Services

Lois E. Quam	Chief Executive Officer, Ovations

Robert J. Sheehy	Chief Executive Officer, UnitedHealthcare

David S. Wichmann	President and Chief Operating Officer, UnitedHealthcare, and Senior Vice President, UnitedHealth Group

The business address of each person set forth above is c/o UnitedHealth Group Incorporated, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; telephone number (952) 936-1300.

The following table sets forth the names of each of the members of PacifiCare Health Systems LLC’s board of managers and each of PacifiCare Health Systems LLC’s executive officers.

Managers

Name	Title
Michael J. McDonnell	Manager

David S. Wichmann	Manager

Executive Officers

Name	Title
Howard G. Phantsiel	Chief Executive Officer and President

Gregory W. Scott	Chief Financial Officer

Joseph S. Konowiecki	Secretary

Robert W. Oberrender	Treasurer

David J. Lubben	Assistant Secretary

Michael J. McDonnell	Assistant Secretary

Stephen J. Hemsley	Vice President

David S. Wichmann	Vice President

The business address of Messrs. McDonnell, Wichmann, Oberrender, Lubben and Hemsley is c/o UnitedHealth Group Incorporated, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; telephone number (952) 936-1300.

The business address of Messrs. Phantsiel, Scott and Konowiecki is c/o PacifiCare Health Systems, LLC, 5995 Plaza Drive, Cypress, CA 90630-5028; telephone number (714) 952-1121.